Roadships Holdings, Inc.

1451 West Cypress Creek Road,

Suite 300

Ft. Lauderdale, FL 33309

Ph: (954) 302-8652   Fax: (954) 302-8694

www.roadships.us

April 9, 2009

United States

Securities and Securities Exchange

Attn: Mr. Patrick Kuhn,

Staff Accountant

Washington, DC 20549

Re:

Roadships Holdings, Inc.

CIK# 0001389067

File No. 333-141907

Dear Mr. Kuhn:

Per your 11 March 09, correspondence, we have filed an Amended Form 8-K attaching Exhibit 16, as required by Item 3-04 of Regulation S-K.

As additionally requested, the Company hereby acknowledges that:

1)

it is responsibility for the adequacy and accuracy of the disclosure in the filings;

2)

SEC staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action to the filing; and,

3)

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter.

Sincerely yours,

By: /s/ Robert Smith

Robert Smith

Corporate Secretary